

November 2, 2023

Brian Mitts
President and Chief Financial Officer
Vinebrook Homes Trust, Inc.
300 Crescent Court, Suite 700
Dallas, TX 75201

> **Re: Vinebrook Homes Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **From 10-K for the fiscal year ended December 31, 2022**
> **Response dated October 4, 2023**
> **File Nos. 000-56274**

Dear Brian Mitts:

We have reviewed your October 4, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 21, 2023 letter.

From 10-K for the fiscal year ended December 31, 2022

FFO, Core FFO and AFFO, page 87

1. We note from your response to prior comment 3 that FFO, Core FFO and AFFO were only presented for your Vinebrook reportable segment for comparison purposes since the investment in NexPoint Homes occurred during fiscal year 2022. Please confirm if you plan on presenting these non-GAAP measures on a consolidated basis in future filings where they are reconciled from consolidated net income (loss) attributable to common stockholders.

Brian Mitts
Vinebrook Homes Trust, Inc.
November 2, 2023
Page 2

       Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction